UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

PINEAPPLE ENERGY INC.

(exact name of registrant as specified in its charter)

Minnesota	001-31588
(State of Incorporation or organization)	(Commission File Number)

10900 Red Circle Drive, Minnetonka, MN 55343
(Address of principal executive offices and zip code)

Mark D. Fandrich
(952) 582-6416

(Name and telephone number of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ______.

Section 1 – Conflict Minerals Disclosure

Items 1.01 Conflict Minerals Disclosure and Report

Pineapple Energy Inc., formerly known as Communications Systems, Inc. (the "Company"), completed its previously announced merger transaction with Pineapple Energy LLC ("Pineapple Energy") in accordance with the terms of that certain Agreement and Plan of Merger dated March 1, 2021, as amended by an Amendment No. 1 to Merger Agreement dated December 16, 2021 (collectively the "merger agreement"), by and among the Company, Helios Merger Co., a Delaware corporation and a wholly-owned subsidiary of the Company (the "Merger Sub"), Pineapple Energy LLC, a Delaware limited liability company ("Pineapple Energy"), Lake Street Solar LLC as the Members' Representative, and Randall D. Sampson as the Shareholders' Representative, pursuant to which Merger Sub merged with and into Pineapple Energy, with Pineapple Energy surviving the merger as a wholly-owned subsidiary of the Company (the "merger"). At the time the merger was announced, the Company stated its intention to divest substantially all its current operating and non-operating assets, real estate holdings, and cash, cash equivalents, and investments. Consistent with that announcement, on August 2, 2021, the Company sold the two subsidiaries that operated its Electronics & Software (E&S) Segment business and, as a result, the Company disposed of its E&S segment business as of that date.

Following the sale of the E&S segment business, the Company classifies its business operations into one segment, its Services & Support ("S&S") segment, which is comprised of JDL Technologies, Inc. ("JDL") and Ecessa Corporation ("Ecessa") businesses. The S&S segment provides technology solutions that address prevalent IT challenges, including network resiliency, security products and services, network virtualization, and cloud migrations, IT managed services, wired and wireless network design and implementation, and converged infrastructure configuration, deployment and management. The S&S segment also includes the business operations of IVDesk, which was purchased in November 2020.

Conflict Minerals Disclosure

The Company filed a Form SD last year, primarily relating to products that were sold by Transition Networks, which has now been sold as described above. The Company has concluded that, other than the products that were sold by Transition Networks, it does not manufacture or contract to manufacture any products that contain minerals subject to the conflict minerals rules (defined as columbite-tantalite (coltan), cassiterite, gold, and wolframite, including their derivatives, which are tantalum, tin, and tungsten ("3TG"), or any other material or derivatives determined by the Secretary of State to be financing conflict in the Covered Countries (as defined below)) that are necessary to the product of such products.

Prior to the sale of the subsidiaries that operated the E&S Segment, which occurred during the reporting period covered by this Report, Transition Networks sold NIDs, media converter devices, Ethernet switches and other connectivity products that make it possible to transmit telecommunications signatures between systems using different types of media (the "Covered Products").

As required by the rules, Company conducted a reasonable country of origin inquiry (a "RCOI") designed to determine if any of the 3TG in its products originated in the Democratic Republic of Congo or an Adjoining Country (as defined in Rule 13p-1) (the "Covered Countries") or are from recycled or scrap sources.

Since we sold our E&S Segment, we largely relied on the work that we had done in the prior calendar year when we identified suppliers that provided any raw materials containing 3TG for the Covered Products. In light of this information, we are unable to definitively determine that any materials used in the Covered Products may have originated in Covered Countries. We have concluded that after the sale of the E&S Segment, the Company is no longer manufacturing or contracting to manufacture any products that contain 3TG and, as such, we expect that this may be our last Form SD, unless we add to our product lines in the future.

This Form SD is publicly posted on our webpage at https://ir.pineappleenergy.com/sec-filings. The content of any referenced website is not incorporated by reference into and should not be considered part of this Form SD.

Pursuant to the Public Statement issued by the SEC's Division of Corporate Finance on April 7, 2017, we have provided only the disclosure required under the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD, and the Company has chosen not to file, as an exhibit to this Form SD, the Conflict Minerals Report otherwise required by Item 1.01(c).

Item 1.02  Exhibit

None.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01  Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01  Exhibits

None.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

PINEAPPLE ENERGY, INC.

By:	/s/ Mark D. Fandrich	May 31, 2022
	Mark D. Fandrich Chief Financial Officer	(Date)